

September 16, 2022

David Katzman
Chief Executive Officer
SmileDirectClub, Inc.
414 Union Street
Nashville, Tennessee 37219

> **Re: SmileDirectClub, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 9, 2022**
> **File No. 333-267370**

Dear Mr. Katzman:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3

General

1. Your disclosure on page 13 defines selling stockholders as "persons or entities that, directly or indirectly, have acquired, or will from time to time acquire from us, shares of Class A common stock in various private transactions." It appears you are relying on Securities Act Rule 430B(b)(2) to omit the names of additional selling stockholders from the registration statement. Please tell us how you concluded you satisfy the conditions set forth in Rule 430B(b)(2)(i)-(iii).

    Please also disclose the aggregate number of shares that you intend to register for resale by the selling stockholders. Refer to Securities Act Rules Compliance and Disclosure Interpretations Questions 228.03 and 228.04. Please also file a revised legal opinion covering that number of shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David J. Goldschmidt, Esq.